FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
Tel: (604) 669-4777

(the “Company”)

Item 2	Date of Material Change

June 21, 2005, being the date of the news release.

Item 3	News Release

The press release was distributed to the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and The Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company reported results from ten additional diamond drill holes of the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. This includes five exploration drill holes, two infill holes and three geotechnical holes.

The Company is particularly pleased with the results of holes QD-137 and QD-141, which are to the west of the main QDD deposit. These horizontal holes are between 140 and 170 metres higher in elevation than any previous drill holes in this area, and indicate that the mineralized zone remains open to the west. Furthermore, the distance between the mineralized intercepts in holes QD-137 and QD-141 is approximately 120 metres (see attached map). Hole QD-139 was drilled at a positive angle of 28° and again encountered the mineralized structure. The Company believes that these results have the potential to add significantly to the QDD resource, as this area was considered waste within the mine plan completed for the Preliminary Economic Assessment by AMEC Americas Limited in January 2005.

Several additional holes have been drilled in this area and are currently being assayed. However, based on the results of holes QD-137 and QD-141, the Company plans to continue systematic drilling to the west towards Amelia Inés and Magdalena.

Results of this drilling are expected in three to four weeks time.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Date of Report

DATED at Vancouver, British Columbia this 21st day of June, 2005.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones
Corporate Secretary

Viceroy	News Release #2005.12
Exploration Ltd.	TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Investor Relations Toll Free: 1.888.662.4777 Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Continued Drilling by Viceroy Expands QDD Zone

Vancouver, British Columbia, June 21, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), is pleased to report results from ten additional diamond drill holes from the current program on its 100%-owned Gualcamayo project in San Juan Province, Argentina. This includes five exploration drill holes designed to test the western extension of the main QDD zone. Two infill drill holes in the QDD zone were designed to continue to bring Inferred Resources into the Measured and Indicated category. Three geotechnical holes were completed in preparation for of Feasibility studies scheduled to commence in late 2005.

Highlights include:

•	Hole QD-131, which intersected 1.03 g/t Au over 68.60 m, from 0.00 to 68.60 m, including 1.47 g/t Au over 24.00 m;
•	Hole QD-132, which intersected 0.77 g/t Au over 169.50 m, from 110.30 to 279.80 m, including 1.43 g/t Au over 61.50 m;
•	Hole QD-137, which intersected 1.09 g/t Au over 40.29 m, from 105.06 to 145.35 m, including 1.67 g/t Au over 7.82 m; and
•	Hole QD-141, which intersected 0.76 g/t Au over 61.45 m, from 69.95 to 131.40 m, including 1.32 g/t Au over 19.70 m.

The Company is particularly pleased with the results of holes QD-137 and QD-141, which are to the west of the main QDD deposit. These horizontal holes are between 140 and 170 metres higher in elevation than any previous drill holes in this area, and indicate that the mineralized zone remains open to the west. Furthermore, the distance between the mineralized intercepts in holes QD-137 and QD-141 is approximately 120 metres (see attached map). Hole QD-139 was drilled at a positive angle of 28° and again encountered the mineralized structure. The Company believes that these results have the potential to add significantly to the QDD resource, as this area was considered waste within the mine plan completed for the Preliminary Economic Assessment by AMEC Americas Limited in January 2005.

Several additional holes have been drilled in this area and are currently being assayed. However, based on the results of holes QD-137 and QD-141, the Company plans to continue systematic drilling to the west towards Amelia Inés and Magdalena.

Holes QD-134 and QD-135, which were also drilled to the west of the main QDD deposit, were drilled to follow up on hole QD-127 (see News Release #2005.08, dated April 26, 2005). Although these holes did not intercept the target, the Company has identified a fault block in this area and is now drilling a new hole behind hole QD-127 as follow-up.

Results of this drilling are expected in three to four weeks time.

The infill drilling, within the main zone, continues to intercept mineralization consistent with the current resource model.

Holes 132, 134 and 136 are geotechnical holes and were generally drilled away from the main QDD zone. However, ore grade intercepts were encountered in these holes, outside of the main zone. The results will be reviewed in terms of the current model.

				Total
Hole #	Type/Area	Azimuth	Dip	Length	From	To	Interval	Au
		(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)
QD – 129	Infill	50.0	-78.0	143.80	0.00	20.80	20.80	0.56
					52.50	57.10	4.60	0.91
					90.30	95.60	5.30	0.57
QD – 131	Infill	21.0	28.0	68.60	0.00	68.60	68.60	1.03
Incl.					24.95	48.95	24.00	1.47
QD – 132	Geotech	240.0	-65.0	279.80(1)	110.30	279.80	169.50	0.77
Incl.	(QDD Main)				218.30	279.80	61.50	1.43
QD – 133	QDD west	219.0	5.0	191.20	96.60	99.80	3.20	0.71
QD – 134	Geotech	160.5	-55.0	349.00	4.00	16.00	12.00	1.07
	(QDD Main)				128.80	165.90	37.10	0.50
					216.80	220.80	4.00	0.80
QD – 135	QDD West	210.0	32.0	243.70	23.00	27.00	4.00	0.56
QD – 136	Geotech	130.0	-62.0	310.55	30.00	153.30	123.30	0.68
	(QDD Main)				106.38	150.10	43.72	1.04
					117.00	135.40	18.40	1.43
QD – 137	QDD West	203.0	-3.0	194.00	105.06	145.35	40.29	1.09
Incl.					119.18	127.00	7.82	1.67
QD – 139	QDD West	204.0	28.0	176.55	94.78	98.85	4.07	0.78
					123.45	141.35	17.90	0.72
QD – 141	QDD West	210.0	-1.0	138.70	69.95	131.40	61.45	0.76
Incl.					93.60	113.30	19.70	1.32
(1) hole lost in karst cavity

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated Nov. 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.